Contact

www.linkedin.com/in/sweetdave
(LinkedIn)

Top Skills

Client Development

Team Management

Sales Growth

Languages

English (Full Professional)

German (Elementary)

David Herman

Prime Minister of Public Relations, Force of Nature, CMO, Hat &
Soccer Guy, Impresario, FC Owner
Minneapolis, Minnesota, United States

Summary

All the really exciting things possible during the course of a lifetime
require a little more courage than we currently have. A deep breath
and a leap.

───────

Experience

FC Pinzgau Saalfelden
3 years 2 months

Managing Director
January 2022 - Present (1 year 9 months)
Saalfelden, Salzburg, Austria

Responsible for operations, development and implementation of management
and strategic direction of the football, marketing and promotional aspects of an
Austrian Football Club

Chief Marketing Officer
August 2020 - Present (3 years 2 months)
Saalfelden, Salzburg, Austria

Responsible for developing the global strategy and positioning of both FC
Pinzgau Saalfelden and Fan Owned Club brand marketing and content
development including strategy, promotion integration, digital and video, fan
experience, match production, sponsorship and merchandising

While overseeing day-to-day operations, identify and incorporate new
marketing technologies to promote and broaden reach across traditional,
digital and social channels

Manchester United USA Membership and Supporters Club
Prime Minister of Public Relations
May 2000 - Present (23 years 5 months)
United States

Responsible for brand strategy and marketing delivery for Manchester United
Supporters in the United States

Namely, the provision of brand, design and marketing leadership to all internal stakeholders and being brand guardian of the Club's output to provide a coherent, consistent experience for supporters in America

As the official membership and supporters club for thirty years Stateside, I lead marketing strategy, determining the brand philosophy and priorities in line with the Club vision and goals as publisher of all official USA supporters club properties: ManUtdUSA.com, Facebook, YouTube, Pinterest, Instagram, Google+ and Twitter and Supporters' mobile application

Developed, produced, marketed and executed logistics for each USA-based itineraries for Summer Tours: 2003, 2004, 2010, 2011, 2014, 2015, 2017, 2018

Forged strategic relationships with adidas, Aon, Chevrolet, Budweiser, Bulova, DHL, Concha y Toro, Columbia, Tag Heuer, New Era, Uber, Heineken, Relevent Sports, Nike, 20th Century Fox, NBC Sports, Fox Soccer, ESPN, Fado Irish Pubs, World Soccer Shop, Ruffneck Scarves and Who Are Ya Designs ...

- National Soccer Coaches Convention, 2008-2020
- #ILOVEUNITED: 2012, 2016, 2017, 2018, 2019, 2021, 2023
- Fan Engagement & Official Tailgate Activations, 2017
- Chevrolet FC Everything But Football, 2016-2017
- Chevrolet FC Global Mascots, 2016
- #GlobalReds, 2016
- #POGBACK #FirstNeverFollows #CreateHistory USA Activation, 2016
- Chevrolet FC Beautiful Possibilities Program "Pass Around the World", 2016
- Chevrolet FC #FanOfTheWeek LA Red Army, 2016
- Chevrolet FC Periscope Pitch Build #AskManUtd, 2016
- Chevrolet FC Your Team. Your Shirt. Your Anthem, 2015
- Chevrolet FC Recognizes Who Makes the Game Possible, 2015
- Chevrolet FC Periscope Summer Tour #AskManUtd, 2015
- Chevrolet FC Google+ Hangout #AskManUtd, 2015
- Chevrolet #BestDayEver, 2015
- 19th Champions USA Trophy Tour, 2011 & 2012

noodle. marketing
Chief Noodler
July 2016 - Present (7 years 3 months)

Austin, Texas Area

noodle. is a consolidation of advisory and consultative representation building relationships between brands and 'the beautiful game'

Austin Fútbol Culture Club celebrates sport culture with the arrival of the beautiful game in Austin with bespoke revisionist collaborations of vintage adidas kits and shirts

Fan Owned Club

Fan Owner + Vice President of Business Development

August 2019 - Present (4 years 2 months)

United States

Fan Owned Club takes the community ownership model common in Europe and brings it to the United States allowing fans to own a piece of their own professional soccer club for less than many pay for season tickets

We aim to develop Austria's FC Pinzgau Saalfelden (FCPS) into a truly global Club, giving international players, coaches and executives an entry point and a home in European football (soccer), driving FCPS to become a recognizable name across North America, Europe and beyond

Ideally, the FCPS project — a blank slate, albeit not from thin air — provides "proof of concept" for future FOC initiatives in both football (soccer), sporting, gaming and other platforms

The Winston Box

Investor + Advisor

February 2017 - Present (6 years 8 months)

The Winston Box is the premier monthly clothing subscription service that caters exclusively to the men's big & tall market segment

Our mission is to dispel the myth that style and size are mutually exclusive by being purveyors of fashionable clothing designed to fit and flatter the Big & Tall man

MyPoint.TV

Business Development Advisor

October 2020 - November 2021 (1 year 2 months)

Austin, Texas, United States

Mypoint.tv is a new place for news and stories provided by different socially active people who have an equal opportunity for expression

Spiceworks Ziff Davis
Senior Enterprise Account Director (Advisor)
January 2020 - August 2020 (8 months)
Austin, Texas Metropolitan Area

Spiceworks Ziff Davis is the trusted global marketplace for connecting technology buyers and sellers across all marketing channels. We provide the valued information IT and business decision makers need to research, buy, and manage technology while delivering the intelligence and insights technology brands need to create and sell better products and services

Led strategic enterprise account team with 200% growth within first six months

SITO
Vice President of Strategic Sales + Head of Sport
March 2019 - January 2020 (11 months)

Led location and behavioral science platform that allows Sport Clubs and Venues to utilize custom data sources to power their omni-channel media outreach by contextualizing data into actionable targeted audiences across all major platforms, providing device-level attribution back across all mediums with audience segmentation, attribution and analysis, while producing audiences to predictively target micro-segments that create more attraction and retention to drive better return-on-investment

Pathlabs
Vice President Sales
August 2017 - March 2019 (1 year 8 months)
Missoula, Montana Area

Exemplified by the town from which it was founded, LumenAd (Pathlabs) is an ad-tech company with grit, inspired by necessity, who care about people, collaboration, solutions, growth and adventure

LumenAd is a full-funnel, cross-channel managed media and software company that simply and easily facilitates the setup, execution and real-time tracking and reporting of digital advertising campaigns

Your team can now have one central place to construct, monitor, optimize and report on all campaigns without having to use us for managed media

+ Inc. Magazine 500 #29 Fastest Growing & #4 Fastest Software Company
+ Digiday's Best Marketing Analytics and Attribution Platform

.CLUB Domains LLC
Vice President Marketing + Business Development
March 2015 - March 2019 (4 years 1 month)
United States

The fastest-growing new Top Level Domain Registry helping agencies, brands and celebrities solidify their overall marketing strategy by aligning brand, loyalty, affinity, reward and social programs with their own .CLUB domain

.CLUB can be utilized for specific campaigns or as an additional brand benefit making it easier for consumers to find exactly what they are looking for – brand.app for their apps, brand.shop for their store, brand.club for their loyalty of reward program or as a redirect to your current domains (or social channels)

Adding an extension like .CLUB actually adds meaning to whatever is left of the dot and are short, easy to remember, imply logical authority, generate top rankings in search (think: Fitness.club, United.club, Golf.club, et al…) and immediately make your brand more synonymous in your respective space. Most importantly, a brand asset, that you own

Our mission is to be the best way for you to find, join or start a club. No matter what your business, your interests or your passion, there is a perfect .CLUB name for you

Two-Time Domain Conference Winner: Best Registry and Best Company (2015, 2016)

Zemanta
Business Development Advisor
December 2015 - August 2016 (9 months)
United States

Zemanta One is the only platform to access 100% programmatic native supply, including content amplification and discovery across social and mobile networks

Established territory and exceeded sales quotas for first quarter and year-end goal with new business in less-than-six months

Sizmek
North America Sales Director
June 2014 - June 2015 (1 year 1 month)
Austin, Texas

Founded North American appointment

Responsible for brand-direct partnerships and introducing "Digital System of Record"

Collaborated with regional teams to introduce and onboard an open ad management platform and nineteen individual product solutions direct to brands

Myxer
Chief Revenue Officer + Senior Vice President
November 2013 - June 2014 (8 months)
Austin, Texas

Returned to concept and collaborate on Brand reintroduction and new business strategy for an Internet Radio Music Service platform for both general consumers and brands allowing users, for the first-time, to customize, download and create free online radio stations with artist and song-level editing control

Oversaw all direct revenue streams from premium display, mobile and audio streams while managing marketing promotions and content management

Led Myxer Music Network, providing digital advertising products for advertisers for genre and artist-based targeting across music services that included Slacker, Jango, Tunewiki and Songza

DoApp, Inc.
Chief Revenue Officer + Vice President of Marketing
May 2013 - June 2014 (1 year 2 months)

Established innovative market-driven and consumer-centric strategy to sell localized News, Weather, Sports and native mobile applications nationally

Adconion Direct
Midwest Sales Director
November 2012 - March 2013 (5 months)
Chicago, Illinois

Inherited Chicago-based appointment, responsible for managing inside sales support and regional sales team for the Midwest territory

Jun Group
Regional Vice President
June 2012 - November 2012 (6 months)
Chicago, Illinois

Established territory and exceeded sales quotas for first quarter and year-end goal with new business in less-than-six months

Myxer
Vice President of Business Development, Strategic Partnerships & Investor
June 2009 - June 2012 (3 years 1 month)
Greater Minneapolis-St. Paul Area

Exceeded sales quotas for each quarter and previous year by 200% year-over-year, single-handily generating over 80% of overall 2011 sales

Served as interim SVP, Player/Coach for second-half of 2011, overseeing seven Directors and Account Management across country

Closed nine of the ten largest deals in Company history including Wrigley's, Ford Motor Company, General Motors, Sears, McDonalds, Toyota

Forged integrated strategic partnerships with Facebook, Glam, Scripps Networks, MTV, Jumpstart Media and Meredith

In 2009, Myxer had over 27 million users and in 2010 was among Google's Top 10 fastest growing searches both in the United States and abroad

Involved in strategy, market implementation and launch of the pioneering, Myxer Social Radio, winner of MTV Music Award for "Most Addictive Social Radio"

SpinMedia (formerly Buzz Media)
National Sales Director
March 2008 - May 2009 (1 year 3 months)
Chicago, Illinois

Founded Chicago-based, Midwest regional assignment evangelizing new publishing properties from Stereogum, Celebuzz, Idolator and celebrity-specific official websites for Britney Spears and Kim Kardashian

Secured first-ever (and largest integrated deal in company history) talent relationship for JCPenney with Whitney Port

Google
Midwest Senior Account Director: Rich Media (Motif)
June 2007 - March 2008 (10 months)
Chicago, Illinois

Founded new Chicago-based appointment; responsible for managing inside sales support and outside resource teams across the country

Responsible for Agency agreements with Group M and Omnicom while establishing and securing new business throughout Midwest territory

HowStuffWorks
Midwest Director
September 2006 - May 2007 (9 months)
Chicago, Illinois

Initiated and established media relationships while evangelizing new publishing property while generated over 70% of total overall direct media sales

Established strategic content distribution alliance and largest partnership in Company history with Sears for Craftsman

IGN Entertainment, a division of Fox Interactive Media
Midwest Director: Advertising Sales, Content Syndication & Business Development
December 2002 - August 2006 (3 years 9 months)
Chicago, Illinois

Finished each fiscal year exceeding sales quotas for each individual quarter and previous year

Single-handedly created, produced, designed the largest promotional event package in Company history for Saturn: http://extreme.ign.com

Established strategic partnerships including content, media and promotional event packages with Target and Best Buy

Secured first-time traditional advertising clients with Kraft, P&G, Unilever, McDonalds, General Motors, H&R Block

RealNetworks
Midwest Senior Account Manager & International Sales Director:
Advertising Sales, Media Distribution
June 2000 - December 2002 (2 years 7 months)
Chicago, Illinois

Exceeded sales quotas for each quarter and previous year with developing
new technology and video platform

Initiated sponsorship, strategic, and partnership opportunities with Sprint, Miller
Brewing, and General Motors

RealNetworks' panelist for Digital Frontier Conference

Kellogg Graduate School of Management, Guest Speaker: 2000-2001

Produced RealNetworks Midwest Road Show, 2001

RealNetworks' Rookie of the Year, 2000

Education

University of Colorado at Boulder
English Language and Literature/Letters

University of California, Los Angeles
Film/Cinema/Video Studies

Columbia University in the City of New York
Creative Writing